UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)
☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended	December 31, 2008

Or
☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from	to

Commission file number	1-12317

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below
National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

National Oilwell Varco, Inc.

7909 Parkwood Circle Dr.

Houston, Texas 77036

REQUIRED INFORMATION
The National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:
(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits — December 31, 2008 and 2007

(c)	Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2008; and

(d)	Notes to Financial Statements
The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007, and Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
The Benefit Plan Administrative Committee
National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 25, 2009

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Cash	$3,228,029	$6,774
Receivables:
Employer contributions	—	1,335,010
Employee contributions	—	1,287,686
Sales not yet settled	1,316,506	1,026,763
Accrued income	37,428	—

Total receivables	1,353,934	3,649,459
Investments, at fair value	432,105,186	547,335,912

Total assets	436,687,149	550,992,145

Liabilities
Purchases not yet settled	3,175,307	399,914
Administrative fees payable	52,725	—

Total liabilities	3,228,032	399,914

Net assets reflecting investments at fair value	433,459,117	550,592,231

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,274,565	1,017,505

Net assets available for benefits	$434,733,682	$551,609,736

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions:
Employer contributions	$37,796,421
Participant contributions	38,591,670
Participant rollovers	3,637,218
Investment income	10,415,603

Total additions	90,440,912

Deductions:
Benefits paid to participants	43,615,336
Corrective distributions	22,046
Net depreciation in fair value of investments	162,871,924
Administrative expenses	807,660

Total deductions	207,316,966

Net decrease	(116,876,054)

Net assets available for benefits at:
Beginning of year	551,609,736

End of year	$434,733,682

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2008
1.	Description of Plan
The following description of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National Oilwell Varco, L.P. (the Company). The Company is a wholly owned subsidiary of National Oilwell Varco, Inc.
The Grant Prideco, Inc. 401(k) Savings Plan, Reed Hourly Thrift Plan, and Fiberglass Systems, L.P. 401(k) Plan (the Merged Plans) merged and transferred assets into the Plan in January 2009. Participants of the Merged Plans began participating in the Plan on January 1, 2009.
General
The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. After-tax contributions may be made at 1% to 18% of compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. For the year ended December 31, 2008, the Company contributed $19,941,114 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions. Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
1.	Description of Plan (continued)
Vesting
Participants are immediately vested in participant and employer contributions and the related earnings that have been credited to their accounts.
Benefit Payments
The Plan pays lump-sum benefits on retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.
Participant Loans
The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus 1% through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.
Administrative Expenses
Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.
2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
2.	Summary of Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
In accordance with Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.
Level 2 — Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
2.	Summary of Accounting Policies (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.
Risks and Uncertainties
The Plan provides for investments in various securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
3.	Investments
Individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

	December 31,
	2008	2007

PIMCO Total Return Fund	$56,107,879	$50,613,823
National Oilwell Varco, Inc. common stock	47,265,787	74,063,180
Growth Fund of America R5	35,313,175	64,481,750
Oakmark International Fund	32,486,629	59,111,120
Davis New York Venture Fund	25,641,992	46,389,841
Fixed Income Fund A	22,702,143	—
Fixed Income Fund D	49,805,628	—
Fixed Income Fund E	35,219,208	—
Short-Term Investment Fund	27,919,041	—
Union Bond & Trust Company Stable Value Fund (stated at contract value)	—	130,315,605
Van Kampen Growth & Income Fund	24,011,423	38,321,723
Vanguard Mid Cap Index Fund	19,244,869	37,693,170

During 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:
Common stock		$(62,191,519)
Common/collective trust funds		5,979,461
Wrapper contracts		121,335
Mutual funds		(106,781,201)

Net depreciation		$(162,871,924)

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
4.	Fair Value Measurements
The Plan adopted the provisions of SFAS 157 for financial assets and liabilities as of January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
—	quoted prices for similar assets and liabilities in active markets

—	quoted prices for identical or similar assets or liabilities in markets that are not active

—	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

—	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
4.	Fair Value Measurements (continued)
Following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the plan at year end.
Common/collective trust funds: Valued at fair value which is determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.
Participant loans: Valued at amortized cost, which approximates fair value.
Wrapper contracts: Valued at the present value of the difference between fees being paid for the wrappers and future fees that would be paid for a similar market based wrapper.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$47,377,623	$—	$—	$47,377,623
Common/collective trust funds	—	145,385,469	—	145,385,469
Mutual funds	219,058,583	—	—	219,058,583
Wrapper contracts	—	—	121,335	121,335
Loans to participants	—	—	20,162,176	20,162,176

Total assets at fair value	$266,436,206	$145,385,469	$20,283,511	$432,105,186

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
4.	Fair Value Measurements (continued)
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

	Loans to	Wrapper
	Participants	Contracts

Balance, beginning of year	$17,990,256	$—
Purchases, sales, issuances and settlements, net	2,171,920	—
Unrealized gains	—	121,335

Balance, end of year	$20,162,176	$121,335

5.	Investment Contracts
The Plan offers an investment called the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan Fund, which is managed by Galliard Capital Management and is comprised of investments in fixed income securities that are covered by synthetic guaranteed investment contracts (synthetic GICs), which are fully benefit-responsive investment contracts. Within this structure, the Plan owns both the fixed income securities and the wrapper contracts.
In a synthetic GIC structure, the Plan makes investments in fixed income securities. To reduce the risk of losses on these investments, the Plan purchases a wrapper contract from an insurance company or bank, which enables Plan participants to transact at a specified contract value by protecting the principal amount invested over a specific period of time.
As described in FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value; however, since these contracts are fully benefit-responsive an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
The Plan’s investments covered by the wrapper contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
5. Investment Contracts (continued)
Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers, and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the contract value are represented in the statements of net assets available for benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.
The average yield earned by the Plan for the all fully benefit-responsive investment contracts for the period ended December 31, 2008 was 4.45%. The average yield earned by the Plan for all fully benefit-responsive investment contracts, with an adjustment to reflect the actual interest rate credited to participants in the Plan, for the periods ended December 31, 2008 was 4.48%.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different than the contract value. Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the investment contract issuer could terminate the contract at the market value of the underlying investments.
6.	Related-Party Transactions
Certain investments of the Plan are managed by Wachovia Bank who was acquired by Wells Fargo Bank effective December 31, 2008. Wachovia Bank is the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
7.	Income Tax Status
The Plan has received a determination letter from the IRS dated September 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan as amended and restated is qualified and the related trust is tax-exempt.
8.	Reconciliation of Financial Statements to Form 5500
As described in Note 5, the FSP requires that fully benefit-responsive investment contracts be valued at contract value on the statements of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007, to the Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$434,733,682	$551,609,736
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,274,565)	(1,017,505)

Net assets available for benefits per the Form 5500	$433,459,117	$550,592,231

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2008, to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(116,876,054)

Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	(1,274,565)

Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007	1,017,505

Net decrease in net assets available for benefits per Form 5500	$(117,133,114)

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
December 31, 2008
EIN: 76-0488987     PN: 001

Identity of Issue,
Borrower,			Current
Lessor, or Similar Party		Description of Investment	Value

*	National Oilwell Varco, Inc.	4,143,717 shares of common stock	$47,265,787
	Allianz Global Investors	Allianz NFJ Small Cap Value Fund	10,731,228
	American Funds	Growth Fund of America R5	35,313,175
	Davis Funds	Davis New York Venture Fund	25,641,992
	Evergreen Investments	Evergreen Money Market Fund	2,896,791
	Evergreen Investments	Evergreen Institutional Money Market Fund	92,711
	Oakmark Funds	Oakmark International Fund	32,486,629
	PIMCO Funds	PIMCO Total Return Fund	56,107,879
	Van Kampen Funds	Van Kampen Growth & Income Fund	24,011,423
	Vanguard	Vanguard Small Cap Growth Index Fund	4,955,389
	Vanguard	Vanguard Mid Cap Index Fund	19,244,869
	Vanguard	Vanguard Inflation Protected Securities Fund	7,576,497
*	Wells Fargo	Fixed Income Fund A	22,702,143
	ING Life Insurance & Annuity	Wrapper Contract #MCA-60258, 5.80%	30,724
*	Wells Fargo	Fixed Income Fund D	49,805,628
	JP Morgan Chase Bank	Wrapper Contract #ANATOIL02, 4.50%	—
*	Wells Fargo	Fixed Income Fund E	35,219,208
	Monumental Life Insurance Co.	Wrapper Contract #MDA00877TR, 6.09%	90,611
*	Wells Fargo	Fixed Income Fund F	9,739,449
	Pacific Life Insurance Co.	Wrapper Contract #G-27344.01.0001, 5.50%	—
*	Wells Fargo	Short Term Investment Fund	27,919,041
	Various	Self-directed brokerage accounts	111,836
*	Participant loans	Various maturities and interest rates ranging from 4.25% to 10.5%	20,162,176

			$432,105,186

     *Party-in-interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Oilwell Varco, Inc. 401(k) and
Retirement Savings Plan

June 26, 2009	/s/Daniel L. Molinaro

Date	Daniel L. Molinaro
Member of the National Oilwell Varco
Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm